# MUNDOVAL FUND
## GLOBAL VALUE INVESTING



Shareholder Update: December 2011

## Stock Dividends: Getting Paid to Wait

**What exactly is a dividend?** When a company is profitable, it's board of directors may decide to distribute some of the earnings to shareholders in the form of a dividend. Dividends are typically paid each quarter and are often cash, but may also be stock or other property. Companies are not required to pay a dividend, and smaller businesses looking to grow will often plow all earnings back into the business instead of offering a dividend. More mature businesses, on the other hand, tend to pay a dividend, giving investors an incentive to own stock in a stable company that may not be growing as quickly.

**What is "dividend yield"?** The dividend yield is a percentage value indicating the value of the dividend compared to the value of the stock. Dividend yield is calculated by dividing the amount a company pays in dividends per share each year by the price of one share of stock. For example, a company that pays $4 in dividends each year and trades at $80 per share has a dividend yield of 5%.

**Must a company pay a dividend to be in the Mundoval Fund?** No, but they often do. As value investors, we seek to buy quality companies at a good price. And in our estimation, a quality company is one that generates plenty of cash and is run by shareholder-focused managers. Profitable companies that prioritize shareholders are likely to pay a dividend.

**How do I benefit from the dividend-paying stocks in the Mundoval Fund?** We generally use dividends in one of two ways: on occasion, we reinvest the dividend by purchasing more shares of the issuing company, but more often we use the dividend to buy shares of another company we feel is a solid investment. Either way, dividends let us build the fund's position in companies we like without allocating any new capital. Also, we invest with a long time horizon often spanning several years and are willing to be patient as the market realizes the intrinsic value of our holdings. The steady income from a dividend rewards our patience; we get "paid to wait."

7855 Ivanhoe Avenue, Suite 210 | La Jolla, CA 92037 | (858) 454-4837 | info@mundoval.com | WWW.MUNDOVAL.COM



# MUNDOVAL FUND

GLOBAL VALUE INVESTING

**Mundoval Differentiators**

- Management Team invested in fund alongside clients.
- Long-term investment horizon with low turnover of portfolio holdings.
- Diversified across both US and international businesses.
- Consistent investment approach through market cycles.

**Mundoval Facts**
**as of 11/30/11**

| | |
|---|---|
| Ticker: | MUNDX |
| CUSIP: | 62613P202 |
| Inception Date: | 9/3/2004 |
| Holdings: | 32 |
| 2010 Turnover: | 34% |
| Net Assets: | $12.3 mil |
| Audited Expense Ratio: | 1.50% |
| Total Annual Fund Operating Expenses: | 1.50% |

*No sales loads or distribution fees*

**Contact Us**

**We want to hear from you!**
Call, email, or visit us to learn more about Mundoval and our approach to global value investing:

INFO@MUNDOVAL.COM

(858) 454-4837

7855 IVANHOE AVE. # 210
LA JOLLA, CA 92037

## Dividends & the Mundoval Fund:
## *Getting Paid to Wait*

**What exactly is a dividend?** When a company is profitable, it's board of directors may decide to distribute some of the earnings to shareholders in the form of a dividend. Dividends are typically paid each quarter and are often cash, but may also be stock or other property. Companies are not required to pay a dividend, and smaller businesses looking to grow will often plow all earnings back into the business instead of offering a dividend. More mature businesses, on the other hand, tend to pay a dividend, giving investors an incentive to own stock in a stable company that may not be growing as quickly.

**What is "dividend yield"?** The dividend yield is a percentage value indicating the value of the dividend compared to the value of the stock. Dividend yield is calculated by dividing the amount a company pays in dividends per share each year by the price of one share of stock. For example, a company that pays $4 in dividends each year and trades at $80 per share has a dividend yield of 5%.

**Must a company pay a dividend to be in the Mundoval Fund?** No, but they often do. As value investors, we seek to buy quality companies at a good price. And in our estimation, a quality company is one that generates plenty of cash and is run by shareholder-focused managers. Profitable companies that prioritize shareholders are likely to pay a dividend.

**How do I benefit from the dividend-paying stocks in the Mundoval Fund?** We generally use dividends in one of two ways: on occasion, we reinvest the dividend by purchasing more shares of the issuing company, but more often we use the dividend to buy shares of another company we feel is a solid investment. Either way, dividends let us build the fund's position in companies we like without allocating any new capital. Also, we invest with a long time horizon often spanning several years and are willing to be patient as the market realizes the intrinsic value of our holdings. The steady income from a dividend rewards our patience; we get "paid to wait."

Click **HERE** to read the dividend review on Mundoval.com